

Mail Stop 3720

May 23, 2007

Via U.S. Mail and Fax
Mr. Patrick J. Harshman
President and Chief Executive Officer
Harmonic Inc.
549 Baltic Way
Sunnyvale, CA 94089

> RE: **Harmonic Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-26906**

Dear Mr. Harshman:

We have reviewed your supplemental response letter dated May 4, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 16, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 1: Organization, Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 67

1. Please refer to prior comment 2. Tell us in detail about the contracts for which you use the percentage of completion method to recognize revenue, including the amount of product that is used and the amount of labor and billing rates for the laborers and the importance of customer acceptance. Tell us your consideration of SAB Topic 13A3b. and c. Your response does not provide us with sufficient information to understand the appropriateness of your accounting and did not address your consideration of SOP 81-1 and ARB 45 including whether your contracts are subject to the guidance.

2.   Please refer to prior comment 3. We note that you qualify your response with the phrase "...in all circumstances in which it is available..." Please tell us how your VSOE for agreements where revenue is recognized under EITF 00-21 meets the criteria for VSOE in paragraph 10 of SOP 97-2 when the VSOE of fair value is not available. Please quantify these exceptions for the periods presented.

3.   Please refer to prior comment 4. Tell us why you accepted the returns from your distributors and systems integrators if you do not offer return rights. Please quantify the dollar amount of returns. We note your statement that these returns are less than 2% of distributor and system integrator sales. Please expand your disclosure in future filings to include the response to comment 4.

 Form 10-Q for March 31, 2007

Condensed Consolidated Financial Statements

Note 10: Income Taxes, page 14

4.   You state that you took a charge of $2.1 million to retained earnings upon adoption of FIN 48. Tell us in detail about the nature of the charge and why it was required under FIN 48 but not under the prior accounting literature.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please file your response letter on EDGAR.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director